FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 28 November 2018

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____      No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

Statement on the publication of the 2018 Bank of England stress test results

28 November 2018

The Royal Bank of Scotland Group plc ("RBS") notes the announcement made today by the Bank of England (“BoE”) regarding the results of its 2018 stress test. The test applied a hypothetical adverse scenario to the Group’s balance sheet as at 31 December 2017 and compared the theoretical Common Equity Tier 1 (“CET1”) ratio and Tier 1 leverage ratio positions of RBS before and after the impact of strategic management actions.

IFRS 9 Transitional basis

RBS's low point CET1 ratio under the hypothetical adverse scenario would have been 9.6% on a transitional basis pre management actions, excluding dividends and excluding CRD IV restrictions. This is above RBS’s 7.3% hurdle rate (please refer to definitions in notes below the table).

RBS’s Tier 1 leverage ratio under the hypothetical adverse scenario would have been 5.1% post the impact of strategic management actions. This is above the hurdle rate of 3.59%.

IFRS 9 Non-transitional basis (fully loaded)

RBS's low point CET1 ratio under the hypothetical adverse scenario would have been 9.2% on a fully loaded basis pre management actions, excluding dividends and excluding CRD IV restrictions. This is above RBS’s 6.9% hurdle rate (please refer to definitions in notes below the table).

RBS’s Tier 1 leverage ratio under the hypothetical adverse scenario would have been 4.8% on a fully loaded basis pre management actions, excluding dividends and excluding CRD IV restrictions. This is above the hurdle rate of 3.25%.

Commenting on the results, Katie Murray, Interim Chief Financial Officer, said:

“I am pleased that we have achieved a clear pass in the Bank of England’s stress test. This result provides confidence that RBS could continue to support its customers and the UK economy, even in the very tough economic conditions modelled in the test. It is a sign of further progress in rebuilding capital in a year when we also resolved our last major legacy issues as well as announcing an annual profit and paying a dividend for the first time in ten years.”

Table: RBS projected consolidated solvency ratios in the stress scenario

			Minimum stressed ratio after ‘strategic’ management actions and before the conversion of AT1
	Actual (end -2017) (j)	Minimum stressed ratio (before 'strategic' management actions or AT1 conversions)	Non-dividend ‘strategic' management actions only (i)	All 'strategic' management actions including CRD IV related restrictions	Minimum stressed ratio (after the impact of 'strategic' management actions and conversion of AT1)	Hurdle rate	Actual (2018 Q3)	Submit revised capital plan?
IFRS 9 Transitional basis
Common equity Tier 1 ratio (a) (b)	16.2%	9.6%	9.7%	9.7%	9.7%	7.3%	16.7%
Tier 1 capital ratio (c)	20.0%	12.1% (g)	12.1% (g)	12.1% (g)	12.1% (g)	-	20.6%	Not
Total capital ratio (d)	24.1%	15.3% (g)	15.4% (g)	15.4% (g)	15.4% (g)	-	24.7%	required
Memo: risk-weighted assets (£ bn)	201	288 (g)	288 (g)	288 (g)	288 (g)	-	194
Memo: CET1 (£ bn)	32	28 (g)	28 (g)	28 (g)	28 (g)	-	32
Tier 1 leverage ratio (a) (e)	6.2%	5.1%	5.2%	5.2%	5.2%	3.59%	6.3%
Memo: leverage exposure (£ bn)	588	590 (h)	590 (h)	590 (h)	590 (h)	-	580
IFRS 9 non-transitional basis
Common equity Tier 1 ratio (f)	16.2%	9.2%	9.2%	9.2%	9.2%	6.9%	16.7%
Tier 1 leverage ratio (f)	6.2%	4.8%	4.8%	4.8%	4.8%	3.25%	6.3%

Sources: Participating firms’ published accounts and STDF data submissions, Bank analysis and calculations.

(a)	The low points for the common equity Tier 1 (CET1) ratio and leverage ratio shown in the table do not necessarily occur in the same year of the stress scenario and correspond to the year where the minimum stressed ratio is calculated after ‘strategic’ management actions and before AT1 conversion.

(b)	The CET1 capital ratio is defined as CET1 capital expressed as a percentage of risk-weighted assets, where these are in line with CRR and the UK implementation of CRD IV via the PRA Rulebook.

(c)	Tier 1 capital ratio is defined as Tier 1 capital expressed as a percentage of RWAs where Tier 1 capital is defined as the sum of CET1 capital and additional Tier 1 capital in line with the UK implementation of CRD IV.

(d)	Total capital ratio is defined as total capital expressed as a percentage of RWAs where total capital is defined as the sum of Tier 1 capital and Tier 2 capital in line with the UK implementation of CRD IV.

(e)	The Tier 1 leverage ratio is Tier 1 capital expressed as a percentage of the leverage exposure measure excluding central bank reserves, in line with the PRA’s Policy Statement PS21/17.

(f)	The low point year for the non-transitional IFRS 9 basis may differ to the low point year on a transitional IFRS 9 basis. Non-transitional IFRS 9 hurdle rates are hypothetical. The bank will review its method for calculating these hurdle rates in future years.

(g)	Corresponds to the same year as the minimum CET1 ratio over the stress scenario after ‘strategic’ management actions.

(h)	Corresponds to the same year as the minimum leverage ratio over the stress scenario after ‘strategic’ management actions.

(i)	This includes CRD IV distribution restrictions. Where a bank is subject to such restrictions all non-business as usual cuts to distributions subject to CRD IV restrictions will appear in the next column – ‘All ‘strategic’ management actions including CRD IV distribution restrictions’. This should not be interpreted as a judgement by the Bank that any or all of such cuts are conditional on such restrictions.

(j)	Actuals for end-2017 are shown on the basis of 1 January 2018 in order to incorporate the implementation of IFRS 9.

Additional information:

1.	Hurdle rate is Bank specific and set by the PRA.

2.	The projections of RBS’s financial performance under hypothetical stress included in this announcement are based on the methodology and calculations of the BoE. This does not represent RBS’s projections or base capital plan assumptions.

For further information, please contact:

Investor Relations

+44 (0) 20 7672 1758

RBS Media Relations

+44 (0) 131 523 4205

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including (but not limited to) those related to RBS and its subsidiaries' regulatory capital position and funding requirements, financial position, ongoing litigation and regulatory investigations, profitability and financial performance (including financial performance targets and expectations), structural reform and the implementation of the UK ring-fencing regime, the implementation of RBS’s restructuring and transformation programme, impairment losses and credit exposures under certain specified scenarios, increasing competition from new incumbents and disruptive technologies and RBS’s exposure to political and economic risks (including with respect to Brexit), operational risk, conduct risk, cyber and IT risk and credit rating risk. In addition, forward-looking statements may include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic and political conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK 2017 Annual Report and Accounts (ARA) and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	28 November 2018	By:	/s/ Mark Stevens
Name: Mark Stevens
Title: Assistant Secretary